Exhibit 4.1

BLUEROCK RESIDENTIAL GROWTH REIT, INC.

2016 STOCK AWARD AGREEMENT

THIS 2016 STOCK AWARD AGREEMENT (the “Agreement”), dated as of March 24, 2016, governs the award (collectively, the “Stock Award”) of restricted shares of the Company’s Class A common stock (the “Class A Common Stock”) granted by Bluerock Residential Growth REIT, Inc., a Maryland corporation (the “Company”), to Brian Bailey (the “Participant”), in accordance with and subject to the provisions of the Company’s 2014 Equity Incentive Plan for Individuals, as amended (the “Plan”). A copy of the Plan has been made available to the Participant. All terms used in this Agreement that are defined in the Plan have the same meaning given them in the Plan.

1.           Grants of Stock Award. In accordance with the Plan, and effective as of March 24, 2016 (the “Date of Grant”), the Company granted to the Participant, subject to the terms and conditions of the Plan and this Agreement, a Stock Award for the fiscal year ending December 31, 2016 (the “2016 Stock Award”) of 2,500 restricted shares of Class A Common Stock (the “2016 Restricted Stock”).

2.           Vesting. The Participant’s interest in the number of whole shares of Class A Common Stock that most nearly equals (but does not exceed) 2,500 shares of the 2016 Restricted Stock shall become vested and nonforfeitable on the Date of Grant, and further to the extent provided in Section 2(a) and Section 2(b) hereof.

(a)          Change in Control. The Participant’s interest in all of the shares of Class A Common Stock covered by the 2016 Stock Award (if not sooner vested) shall become vested and nonforfeitable on the date of a Change in Control if the Participant continues to serve as a Director on such date.

(b)          Death or Disability. The Participant’s interest in all of the shares of Class A Common Stock covered by the 2016 Stock Award (if not sooner vested) shall become vested and nonforfeitable on the date that the Participant’s service as a Director ends if (i) such service ends on account of the Participant’s death or because of the Participant’s Disability and (ii) the Participant continues to serve as a Director on the date such service ends on account of the Participant’s death or Disability.

Except as provided in this Section 2, any shares of Class A Common Stock covered by the 2016 Stock Award that are not vested and nonforfeitable on or before the date that the Participant’s service as a Director ends shall be forfeited on the date that such service terminates.

3.           Transferability. Shares of Class A Common Stock covered by the 2016 Stock Award that have not become vested and nonforfeitable as provided in Section 2 hereof cannot be transferred. Shares of Class A Common Stock covered by the 2016 Stock Award may be transferred, subject to the requirements of applicable securities laws, after they become vested and nonforfeitable as provided in Section 2 hereof.

4.           Stockholder Rights. Until the date that the shares of Class A Common Stock covered by the 2016 Stock Award become vested and nonforfeitable, the Participant shall have all rights of a stockholder with respect to such shares of Class A Common Stock, including the right to receive dividends and vote such shares of Class A Common Stock; provided, however, that during such period, (i) the Participant may not sell, transfer, pledge, exchange, hypothecate, or otherwise dispose of the shares of Class A Common Stock covered by the 2016 Stock Award, (ii) the Company shall retain custody of any certificates representing the shares of Class A Common Stock covered by the 2016 Stock Award, and (iii) the Participant will deliver to the Company a stock power, endorsed in blank, with respect to the shares of Class A Common Stock covered by the 2016 Stock Award. The limitations set forth in the preceding sentence shall not apply to shares of Class A Common Stock covered by the 2016 Stock Award after such shares become vested and nonforfeitable as provided in Section 2 hereof. The Participant hereby appoints the Company’s Secretary as the Participant’s attorney in fact, with full power of substitution, with the power to transfer to the Company and cancel any shares of Class A Common Stock covered by the 2016 Stock Award that are forfeited under Section 2 hereof.

5.           Fractional Shares. The Participant may become vested and have a nonforfeitable right under the 2016 Stock Award only to whole shares of Class A Common Stock. If the terms of the 2016 Stock Award would entitle the Participant to become vested or have a nonforfeitable right in a fractional share of Class A Common Stock, such fractional share shall be disregarded or forfeited.

6.           No Right to Continued Service. This Agreement and the grant of the 2016 Stock Award does not give the Participant any rights with respect to continued service as a Director. This Agreement and the grant of the 2016 Stock Award shall not interfere with the right of the Company or a Subsidiary to terminate the Participant’s service as a Director.

7.           Governing Law. This Agreement shall be governed by the laws of the State of New York, except to the extent that New York law would require the application of the laws of another state.

8.           Conflicts. In the event of any conflict between the provisions of the Plan as in effect on the Date of Grant and this Agreement, the provisions of the Plan shall govern. All references herein to the Plan shall mean the Plan as in effect on the Date of Grant.

9.           Prospectus. The Participant hereby acknowledges that the Participant has received and fully reviewed a copy of that certain prospectus of the Company dated March 6, 2015, including all supplements and amendments thereto (as supplemented or amended from time to time, the “Prospectus”), pertaining to the Class A Common Stock granted hereby.

10.         Participant Bound by Plan. The Participant hereby acknowledges that a copy of the Plan has been made available to the Participant and the Participant agrees to be bound by all the terms and provisions of the Plan.

11.         Binding Effect. Subject to the limitations stated above and in the Plan, this Agreement shall be binding upon the Participant and the Participant’s successors in interest and the Company and any successors of the Company.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the Company and the Participant have executed this Agreement as of the date first set forth above.

COMPANY:	BLUEROCK RESIDENTIAL GROWTH REIT, INC.,
a Maryland corporation

	By:	/s/ Michael Konig
	Name:	Michael Konig
	Its:	Authorized Signatory

PARTICIPANT:	/s/ Brian Bailey
Brian Bailey